Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

February 1, 2023

Powering Web3 Infrastructure

NOT FOR DISTRIBUTION OR RELEASE, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA) (THE "UNITED STATES"), AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN. This presentation (the "Presentation") has been produced by DLTx ASA (the "Company", and together with its subsidiaries the "Group") solely for information purposes. "Presentation" means and includes this document and any appendices, any oral presentation given in connection with this Presentation, any question - and - answer session during or after such oral presentation and any written or oral material discussed or distributed during any meeting in which this Presentation is discussed. The information contained in this Presentation assumes that certain funding requirements for the businesses discussed herein will be met. There can be no assurances that the funding requirements for such businesses will be met. The information contained in this Presentation is furnished by the Company and has not been independently verified. No representation or warranty (express or implied) is made as to the accuracy or completeness of any information contained herein. None of the Company or any of its subsidiary undertakings or affiliates or any such person’s directors, officers, employees, advisors or representatives (collectively the "Representatives") shall have any liability whatsoever arising directly or indirectly from the use of this Presentation. This Presentation speaks as of the date hereof. This Presentation does not purport to contain a complete description of the Group or the proposed business combination transaction described herein, nor does it include an audited valuation of the Company and the Group. Each recipient of this Presentation should specifically note that the consummation of the proposed business combination transaction described in this Presentation is subject to several conditions, as described in the business combination agreement between the parties, and summarized in other announcements and materials prepared and issued by the Company, and no assurance can be given that the proposed business combination transaction will actually be consummated. A copy of the business combination agreement will be included in a Current Report on Form 8 - K filed by Blockchain Moon Acquisition Corp. with the Securities and Exchange Commission (“SEC”) on October 17, 2022 (available at www.sec.gov). The contents of this Presentation must be read in conjunction with, and is qualified in its entirety by, the business combination agreement and other announcements and materials prepared and issued by the Company. This Presentation includes forward - looking statements that reflect the Company's current views with respect to future events and financial and operational performance. These forward - looking statements may be identified by the use of forward - looking terminology, such as the terms "anticipates", "assumes", "believes", "can", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "should", "will", "would" or, in each case, their negative, or other variations or comparable terminology. By their nature, forward - looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. These forward - looking statements reflect the Company's beliefs, intentions and current expectations as of the date hereof, concerning, among other things, the proposed business combination transaction described herein and future business plan and strategies. These forward - looking statements are not historic facts. The recipients of this Presentation are cautioned that forward - looking statements are not guarantees of future performance and that the actual outcome may differ materially from the forward - looking statements contained in this Presentation. The Company undertakes no obligation to update forward - looking statements except as required by law. This Presentation does not constitute or form part of, and is not prepared or made in connection with, an offer or invitation to sell, or any solicitation of any offer to subscribe for or purchase any securities and nothing contained herein shall form the basis of any contract or commitment whatsoever. Information in this Presentation should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. This Presentation is subject to Norwegian law and any dispute arising out of or in connection with this Presentation is subject to the exclusive jurisdiction of Norwegian courts with Oslo District Court as legal venue. Disclaimer

Web3 version of Amazon Web Services DLTx Cloud is a vertically integrated operating business focused on delivering Web3 infrastructure DLTx Cloud builds, owns and operates bare metal server infrastructure in Tier 3 data centers Proven business model and stable reliable historical services Introduction to DLTx Cloud 3 dl tx.co m

Why Web3 Cloud 4 dl tx.co m Most data today is hosted on centralized “cloud” providers with several structural or political points of failure. Truly decentralized cloud solutions provide diversity and layers of protection outside with significantly lower costs and revenue streams underpinned by the protocols on which they operate. DLTx is building the infrastructure for these Web3 cloud businesses.

Market Size

Data storage market forecasts growth of 24% CAGR 2022-29. At this rate DLTx Cloud could grow at maximum speed without having to take a single customer from existing providers such as AWS or Azure.*

Target market consists of enterprise customers with existing cold storage (and future warm storage and compute) needs and public data sets looking for secure storage that cannot be compromised by politics or bad actors.

$376B Market size projected by 2029*

549PiB Data stored on Filecoin**

14+EiB Total current network storage capacity Filecoin**
1EiB = 1024 PiB (Pebibyte)

DLTX

* https://www.fortunebusinessinsights.com/cloud-storage-market-102773

** https://tldr.filecoin.io

dltx.com

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The DLTx Cloud Ops Live Today Storify (Netherlands) Helix (France) FS01 (Nebraska) FS02 (Nebraska) FS0X (Nebraska) FS03 (Missouri) FS04 (Missouri) E U R OPE Data Centers (Web3 Storage) UNITED STATES S I N GAP O RE Future Expansions J A P AN 6 dl tx.co m

DLTx Cloud Performance 2021 - 2022 Revenue per storage sector show cumulative nature of the business model. Revenue from storage capacity (in grey) is now being replaced with valuable user data storage deals with existing storage being converted to live deals. Overall, balances growing over time. Largest is collateral at work which sits on balance sheet. Locked rewards vest over 180 days. Available rewards re - invested into collateral securing new data storage sectors. Balances Since June 2021 Power Since June 2021 Rewards Since June 2021 7 dl tx.co m

DLTx Filecoin Economics

Filecoin Revenue Streams

End User Payments (USD)
- Data Storage
- Data Retrieval
- Compute

Protocol Block Rewards (FIL)
- Data Retrieval Rewards (FIL)
- Protocol Grants (FIL/USD)
- Lending Interest % (FIL)

Data Set Resale (FIL/USD)

Sealing (Compute) as a Service (FIL/USD)

Live
Coming soon
Future

Example Economics 1PiB Enterprise Client

1 PiB raw data = 10 PiB adjusted power

Collateral:
63,000 FIL (6.3 FIL/TiB)*

Income:
$1000/month (Data Storage Fee)
4080 FIL/month** (Protocol Block Rewards) (including 10x eFIL Booster)
2000 FIL/one off (Data Set Resale – 1 copy)

15 months break/even on collateral
$260K P.A. income at current FIL price $5.32***

Demonstrable s/t pipeline of 250PiB+

dltx.com

DLTX

* Current collateral rate as of 25 Jan 2023
** Current reward rate as of 25 Jan 2023
*** Current FIL price in USD as of 25 Jan 2023

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DLTx Cloud Cost per FIL Produced vs All Time Low FIL Price $ - $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 2023 2024 2025 DLTx Cloud Average Cost Per FIL Produced G r oss N E T FIL All - Time Low: $2.64 9 Based solely on managements targets and estimates. dl tx.co m As DLTx Cloud scales, cost per FIL produced drops 2023 Projected Average Gross cost per FIL : $ 1 . 68 2024 Projected Average Gross cost per FIL : $ 0 . 97 2025 : Projected Average Gross cost per FIL : $ 0 . 68 All time low price of FIL: $2.64 (Dec 2022)

Projections 2023 - 25 FIL @ $5 (25% annual increase) – note current FIL value $5.32 (24Jan2023) Reinvestment of FIL earned into growth Growth at 325 TiB/day (3.25 PiB QAP) 4.9M FIL borrowed, paid back in FIL 2023 2024 2025 Projected Revenue ($USD) 13.3m 51.4m 93.7m Total Raw Data Stored (PiBs) 120 236 355 $ - $1 0 ,00 0 ,000 $2 0 ,00 0 ,000 $3 0 ,00 0 ,000 $4 0 ,00 0 ,000 $5 0 ,00 0 ,000 $6 0 ,00 0 ,000 $7 0 ,00 0 ,000 $8 0 ,00 0 ,000 $9 0 ,00 0 ,000 $100,000,000 Yea r - 1 Yea r - 2 Yea r - 3 Revenue PiBs (storage) Pi Bs 100 200 300 400 500 600 700 10 Based solely on managements targets and estimates. dl tx.co m

More About Filecoin

What is the Filecoin Network?

Filecoin is a decentralized network of file storage. Part of the Interplanetary File System (IPFS), Filecoin was created to be the leading decentralized, secure file storage network to house the world's most sensitive data.



File is stored → Private key is generated → File is split into fragments → Copies of fragments made and dispersed throughout multiple nodes → User logs in with password to activate the private keys → Fragments are reassembled → File is accessed

Current Storage and Compute Market

Significant legacy, on-premise (CapEx), compute and storage shifting to OpEx, enabling better use of resources by enterprises and fueling continued market growth despite economic headwinds

Amazon and Microsoft valuations are materially reflective of their capacity and growth in Cloud Services

Web2 infrastructure has grown from simple storage to value added services, such as compute and networking, that make them extremely sticky, which is reflected in how investors value these businesses

Storage market expected to reach $376 billion by 2029*

* https://www.fortunebusinessinsights.com/cloud-storage-market-102773



dltx.com

DLTX

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Largest Data Storage Network on the Planet
3,837 storage providers offering 18.8 EiB of storage capacity, of which 549 PiB is utilized

Least Expensive Large-Scale Storage Network
<1% the cost current centralized storage networks

Environment Where Builder Can Thrive
15K developers engaged in hackathons, 12.1K+GitHub contributors for Filecoin

The Definitive Storage Network of Web3
50M+ NFTs stored on Filecoin; integrations with over 75% of the largest smart contract blockchains

25+ Use Cases & 330 Applications
Incl. NTFs, video, audio, metaverse, biotech, gaming

Major Enterprise Customers
Lockheed Martin, NYC Public Library, SHOAH Foundation

530+
Organizations standing up data centers

18.8 Exabytes
Storage power built on network

1ExiB = 1M TiB

2,950+
Projects being built

12,800+
Contributors on GitHub

dltx.com

DLTX

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Reference: https://filecoin.io/blog/ specifically https://filecoin.io/blog/posts/filecoin-news-59/

Exponential Adoption of Web3 Cloud

24-months after mainnet launch the decentralized cloud has already accomplished what it took Amazon, Google, and Microsoft, 6-years in terms of capacity and network participation



Cumulative Github Users in Filecoin
10k
9k
8k
7k
6k
5k
4k
3k
2k
1k
0k
May '19
Oct '19
Mar '20
Aug '20
Jan '21
Jun '21
Nov '21
Apr '22

Lower Costs
Network costs range from 1/10 to 1/1000 of equivalent Web2 networks

True Redundancy
Protocol requires content to be stored in multiple copies with arms-length providers

File Immutability
Verifiability (you know what's stored and where it's stored)

Standards
Protocol and network participants can meet encryption and other data protection standards

Ransomware
Exponentially reduced risks due to redundancy, distribution, decentralization and encryption

References: https://filecoin.io/blog/

dltx.com

DLTX

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Important Information About BMAQ and Where to Find It On October 4, 2022, BMAQ filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of its stockholders held on October 19, 2022 to consider and act upon a proposal to extend the date (the “Termination Date”) by which BMAQ must complete an initial business combination to January 21, 2023 (the “Charter Extension Date”) and to allow BMAQ, without the need for another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis, up to six times, by an additional one month each time, after the Charter Extension Date, by resolution of BMAQ’s board of directors, if requested by Jupiter Sponsor LLC, a Delaware limited liability company and BMAQ’s sponsor. The Extension Proxy Statement was mailed to BMAQ stockholders of record as of September 27, 2022, and all proposals were approved. Stockholders may obtain a copy of the Extension Proxy Statement at the website for the Securities and Exchange Commission (“SEC”) (www.sec.gov). Malibu Parent, Inc., a Delaware corporation (“New BMAQ”) intends to file a registration statement on Form S - 4 with the SEC, which will include a prospectus with respect to New BMAQ’s securities to be issued in connection with the proposed business combination (the “Business Combination”) and proxy statement with respect to BMAQ’s stockholder meeting to vote on the proposed Business Combination (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all BMAQ stockholders. BMAQ or New BMAQ also will file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of BMAQ are urged to read the Extension Proxy Statement, registration statement, Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Extension Proxy Statement, registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by BMAQ through the website maintained by the SEC at www.sec.gov. The documents filed by BMAQ or New BMAQ with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256. NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE. Participants in the Solicitation BMAQ, New BMAQ and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BMAQ’s stockholders in connection with the proposed Business Combination. BMAQ’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of BMAQ from the proxy statement/prospectus included in the registration statement on Form S - 4 to be filed by BMAQ with the SEC in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BMAQ’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus included in the registration statement on Form S - 4 for the proposed Business Combination to be filed by New BMAQ with the SEC in connection with the Business Combination. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Forward - Looking Statements This presentation contains certain “forward - looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx Inc., market size and growth opportunities, competitive position and technological and market trends, are forward - looking statements. Some of these forward - looking statements can be identified by the use of forward - looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. All forward - looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by BMAQ and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, BMAQ, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination on due to the failure to obtain approval of the stockholders of BMAQ or the stockholders of DLTx, or to satisfy other closing conditions of the proposed Business Combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the announcement and consummation of the proposed Business Combination disrupts the current plans and operations of DLTx; (7) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain PIPE financing; (12) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of BMAQ’s securities; (13) the risk that the proposed Business Combination may not be completed by BMAQ’s business combination deadline and the failure to obtain an extension of the business combination deadline if sought by BMAQ; (14) the impact of the COVID - 19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in BMAQ’s Form S - 1 (File No. 333 - 259770), its most recent Quarterly Report on Form 10 - Q and registration statement on Form S - 4 that New BMAQ intends to file with the SEC, which will include a prospectus and proxy statement of BMAQ, referred to as a proxy statement/prospectus, and other documents filed by BMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither BMAQ nor DLTx gives any assurance that either BMAQ or DLTx or the combined company will achieve the expected results set forth in any forward - looking statements. Neither BMAQ nor DLTx undertakes any duty to update these forward - looking statements, except as otherwise required by law.